

December 23, 2021

Table of Contents

All dollar amounts herein are in Canadian dollars unless otherwise specified. On December 20, 2021 the daily average exchange rate for United States (U.S.) dollars as reported by the Bank of Canada, expressed in Canadian dollars was $1.2942.

Financial data for the Province of New Brunswick ("New Brunswick" or the "Province") have been rounded. Certain information presented in tabular form may not add to the total presented due to such rounding.

Compound annual rates of growth are computed by using the "geometric average method" which is based on first and last year observations of the variables rather than all observations over the period concerned.

MAP OF NEW BRUNSWICK


RESTIGOUCHE
MADAWASKA
Edmundston
Bathurst
GLOUCESTER
NORTHUMBERLAND
VICTORIA
Miramichi
KENT
CARLETON
YORK
SUNBURY
QUEENS
WESTMORLAND
Moncton
Fredericton
ALBERT
KINGS
CHARLOTTE
SAINT JOHN
Saint John

SUMMARY OF ECONOMIC AND FINANCIAL INFORMATION FOR NEW BRUNSWICK

The following summary information is qualified in its entirety by the information contained herein:

Summary

Year Ended December 31,

	2016	2017	2018	2019	2020	CAGR[1] % 2016-2020
			(In millions of dollars unless otherwise indicated)			
Economy						
Gross domestic product (current dollars)	34,330	35,828	37,158	38,033	37,555	2.3%
Primary household income	23,232	23,932	24,578	25,217	24,984	1.8%
Retail trade	11,978	12,792	13,006	13,285	13,419	2.9%
Manufacturing sales	16,229	18,728	18,490	18,404	15,193	-1.6%
Foreign commodity exports	10,642	12,856	12,615	13,088	10,306	-0.8%
Population (July 1; thousands)	763.4	766.6	770.3	777.1	783.2	0.6%
Employment (thousands)	353.6	356.3	358.4	361.1	351.6	-0.1%
Unemployment rate	9.7%	8.2%	8.0%	8.1%	10.0%	--
Consumer price index (% change)	2.2%	2.3%	2.1%	1.7%	0.2%	--
Gross domestic product (real; % change)	0.8%	2.5%	1.2%	1.3%	-3.2%	--

Source Statistics Canada: numbers are subject to adjustment
[1]Compound annual growth rate

Year Ending March 31,

	2018	2019	2020	2021	Budget Estimates 2022
		(In millions of dollars)			
Government Finance					
Ordinary Account (Surplus) Deficit	(398.0)	(427.9)	(419.6)	(721.6)	(180.2)
Net Capital Expenditure	663.2	717.7	525.3	522.2	620.5
(Surplus) Deficit on Special Purpose Account	2.7	(7.1)	(6.7)	(12.3)	(0.1)
(Surplus) Deficit on Special Operating Agency	(1.5)	(7.0)	(10.6)	(14.8)	6.7
Earnings from Sinking Fund	(189.8)	(195.5)	(204.7)	(203.1)	(206.0)
Accounting adjustments on consolidation	29.4	(47.5)	79.6	(40.4)	-
Increase (Decrease) in Net Debt	105.9	32.7	(36.8)	(470.0)	240.8
Adjustments related to non-financial assets	(173.0)	(105.4)	(11.9)	61.4	4.0
Annual (Surplus) Deficit	(67.0)	(72.6)	(48.7)	(408.5)	244.8

	Year Ended March 31,				
	2017	**2018**	**2019**	**2020**	**2021**
	(In millions of dollars unless indicated)				
Provincial Purpose Funded Debt [1]					
Gross Provincial Purpose Funded Debt	16,569.6	17,233.5	18,003.9	18,402.1	18,314.2
Less Sinking Funds	4,212.7	4,418.5	4,776.4	5,157.3	5,501.9
Net Provincial Purpose Funded Debt	12,356.9	12,815.0	13,227.5	13,244.8	12,812.3
As a Percent of GDP	34.5%	34.5%	34.8%	35.3%	32.0%

	2017	**2018**	**2019**	**2020**	**2021**
	(In millions of dollars)				
Funded Debt Used for Advances to NB Power[2]					
Gross Advances	4,422.7	4,412.3	4,624.0	4,794.7	4,700.8
Less Sinking Funds	503.0	505.1	561.9	593.6	409.9
Net Advances	3,919.7	3,907.2	4,062.1	4,201.1	4,290.9

	2017	**2018**	**2019**	**2020**	**2021**
	(In millions of dollars)				
Contingent Liabilities	30.4	23.2	21.9	6.2	7.8

[1] Foreign currency issues are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange or, where hedges are in place, at the rates of exchange established by such hedges.

GENERAL INFORMATION

Introduction

New Brunswick is located on the eastern seaboard of Canada and is one of the four Atlantic Provinces. New Brunswick has a total area of 28,355 square miles of which about 12,981 square miles is Crown land owned by the Province. The Saint John River flows for a distance of over 300 miles through the Province to its mouth on the Bay of Fundy. The Province's population is concentrated principally in the valleys of the Saint John and other rivers.

A large part of New Brunswick is covered by forests which constitute a major natural resource. Other natural resources include fish and shellfish, farmland and base metals, coal, potash, limestone and other minerals. The location of the Province provides the advantage of cost-effective water transportation for its products to export markets in the eastern U.S., Great Britain and Western Europe. The City of Saint John, located at the mouth of the Saint John River on the Bay of Fundy, is home to one of North America's largest oil refineries and is one of the two principal seaports in eastern Canada that remain open throughout the year. Consequently, some Canadian shipping, which would otherwise pass through the St. Lawrence River, is diverted to the Saint John port during the winter months.

According to Statistics Canada, the population of the Province on July 1, 2020 was estimated at 783,204. The three largest urban areas of New Brunswick and their respective populations are Moncton (158,695), Saint John (131,772) and Fredericton (111,024), the capital of the Province.

Government

Canada consists of a federation of provinces and federal territories with a constitutional division of powers between the federal and provincial governments established by the *Constitution Act, 1867* and the *Constitution Act, 1982*. Under these Acts the provinces are assigned jurisdiction over health, social services, education, municipal institutions, property and civil rights, natural resources and other matters of purely private or local concern. The Parliament of Canada has jurisdiction over all areas not assigned exclusively to the provincial legislatures, including such matters as the federal public debt and property, the regulation of trade and commerce, currency and coinage, banks and banking, national defense, the postal services, railways and navigation, and employment insurance.

The *Constitution Act, 1982* provides for enlarged provincial jurisdiction over, and taxation of, certain natural resources and electrical energy, a Charter of Rights and Freedoms, including language rights, the principles of the reduction of regional economic disparities and the making of fiscal equalization payments to certain provinces by the Government of Canada, and for the amendment of the constitution in Canada. Each province owns mineral and other resources on its provincial Crown Lands and may own sub-surface resources on its other lands.

The executive power in New Brunswick is vested in the Lieutenant-Governor acting on the advice of the Executive Council. The Executive Council is responsible to the Legislative Assembly. The Lieutenant-Governor, who is the representative of the Queen, is appointed by the Governor-General of Canada in Council on the recommendation of the Prime Minister of Canada. The current Lieutenant-Governor is the Honourable Brenda L. Murphy. Members of the Executive Council are appointed by the Lieutenant-Governor, on the nomination of the Premier from members of the Legislative Assembly.

Legislative power is exercised by the Legislative Assembly and legislation becomes effective upon the assent of the Lieutenant-Governor unless otherwise specified in the legislation. The Legislative Assembly is elected for a term of four years and may be dissolved at any time by the Lieutenant-Governor. The last general election occurred on September 14, 2020. Currently there is a Progressive Conservative Government led by Premier Blaine Higgs.

International Trade Agreements

The World Trade Organization (WTO) has remained the cornerstone of Canadian trade policy, and Canada has been proactively working towards keeping the trade policies transparent and predictable. New Brunswick supports Canada's negotiating framework for the Doha Development Round and the WTO as an institution. The Province participates actively on federal/provincial committees concerned with implementation, dispute settlement and negotiation aspects of international trade and investment agreements.

However, as multilateral WTO negotiations have lagged in recent years, the Government of Canada has become more aggressive with its regional free trade agenda. Canada is a signatory to fourteen free trade agreements, including Canada-European Union (E.U.) Comprehensive Economic and Trade Agreement (CETA), the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTPP) and more recently, the Canada-United States-Mexico Agreement (CUSMA), which replaced the North American Free Trade Agreement (NAFTA). Other than CETA, CPTPP and the CUSMA, the two most recent agreements are with South Korea (signed on March 11, 2014, and in force January 1, 2015) and Ukraine (signed July 11, 2016, and in force August 1, 2017). In addition, the "Canada-Israel Free Trade Amending Protocol 2018" was signed on May 28, 2018 and came into force on September 1, 2019.

Most recently, on November 16, 2021, Canada and the Association of Southeast Asian Nations (ASEAN) agreed to proceed with free trade agreement (FTA) negotiations. ASEAN is a regional intergovernmental organization comprising ten member states: Singapore, Malaysia, Indonesia, Vietnam, and the Philippines, to name a few. As a group, ASEAN member state economies represent Canada's sixth-largest trading partner (2020). This agreement would help create new market opportunities for Canadian goods and services while supporting a more transparent and predictable environment for trade and investment. Canada and ASEAN are currently discussing the next steps, including the first round of negotiations. Because the biggest exporting market for New Brunswick has traditionally been the U.S. (90.1% share in 2020), having access to the ASEAN market will provide a good opportunity for better market diversification. Besides, the Canadian-ASEAN FTA may provide an advantage for New Brunswick businesses in exploring export opportunities in certain products that have a significant share in ASEAN imports, such as agricultural products, mineral oils, and fisheries.

The CUSMA, which came into effect on July 1, 2020, and its predecessor, NAFTA, have provided the Province of New Brunswick with an extraordinary advantage in the U.S. market. Even as the United States implements more regional/bilateral free trade agreements, which have tended to erode this exclusive relationship, the U.S. remains Canada's and New Brunswick's biggest export market.

Negotiations to modernize the World Trade Organization's Government Procurement Agreement (GPA) and expand market access opportunities for the parties to this agreement, including the provinces and territories of Canada, were successfully concluded in December 2011. The revised GPA entered into force on April 6, 2014, two years after the protocol amending the GPA was adopted. Through the agreement, Canadian suppliers have non-discriminatory access to opportunities in the government procurement markets of the other 47 WTO members.

On January 23, 2018, eleven countries negotiated and concluded the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTPP) which is a free trade agreement between Canada and six other countries in the Asia-Pacific region: Australia, Japan, Mexico, New Zealand, Singapore and Vietnam. Once fully implemented, CPTPP will also include Brunei, Chile, Malaysia and Peru. The Canadian Parliament ratified Canada's membership in the CPTPP, and the agreement entered into force on December 30, 2018. The CPTPP enters into force for the remaining countries as they ratify the agreement.

The CETA was signed on October 30, 2016 and entered into force on September 21, 2017. CETA covers all sectors and aspects of Canada-EU trade virtually to eliminate or reduce the trade barriers, the scope of which ranges from tariffs to product standards, investment, professional certification, and many other areas of activity. The broad spectrum of the agreement includes improved access to E.U. markets for goods and services, greater certainty, transparency, investment protection, and new opportunities in E.U. procurement markets. Before CETA entered into force, only 25% of E.U. tariff lines on Canadian goods were duty-free. Upon CETA's entry into force, the E.U. removed tariffs on 98% of its tariff lines. Once CETA is fully implemented, the E.U. will have eliminated tariffs on 99% of its tariff lines.

The Canada-United Kingdom Trade Continuity Agreement (Canada-UK TCA) came into force on April 1, 2021. The Canada-UK Trade Continuity Agreement (Canada-UK TCA) replicates the main benefits of the CETA to ensure continuity in Canada's trade with the U.K. following the U.K.'s departure from the E.U. The Canada-UK TCA provides Canadian businesses, exporters and investors with continued preferential access to the U.K. market while upholding CETA's high standards for consumers, workers and the environment, and will be in place until a new comprehensive Canada-UK free trade agreement can enter into force.

Since 2016, an investigation and subsequent reviews initiated by the U.S. have alleged that Canadian federal and provincial governments provided countervailable subsidies to Canadian softwood lumber producers. It also alleged that Canadian producers were dumping lumber into the U.S. market. This litigation process continues through various channels, including NAFTA, the WTO and the U.S. Court of International Trade (CIT). The Government of New Brunswick, the Government of Canada (GOC) and other affected provinces and the Canadian lumber industry continue to participate in various reviews required by the U.S. government and challenging these duties through different appeals channels.

THE ECONOMY

Economic Update - 2021 Year-to-Date (as of December 10th, 2021)

New Brunswick's economy has experienced a strong recovery in many sectors despite prominent headwinds such as ongoing disruption of supply chains, labour market shortages, and the emergence of new coronavirus variants. A strong immunization rate and a relatively low population density have played an important role in New Brunswick's economic recovery which is now forecast to grow by 3.7%, a noteworthy change from the 2.9% growth rate that was projected at the time of the 2021-2022 Budget.

Employment was up by 2.7% (+9,500 jobs) for the first eleven months of 2021, compared to the same period in 2020. Part-time employment increased by 9.4% (+4,800 jobs) year-to-date (YTD), while full-time positions increased by 1.5% (+4,600 jobs). Average weekly earnings have recorded gains of 1.3% on a year-to-date basis. Retail sales saw a 14.0% increase in the first nine months of 2021.

Year-to-date growth in international exports (+43.3%) and manufacturing sales (+41.5%) have bounced to pre-pandemic levels. The latest data shows that sales are up for durable goods (+42.0%) and non-durable goods (+41.3%), whereas wood product manufacturing has recorded another robust uptick of 63.6% for the year-to-date period ending in October driven by higher demand and prices. Additionally, the consumer price index (CPI) has expanded by 3.5% YTD in New Brunswick, compared to a growth of 3.1% YTD at the national level. New Brunswick's housing market has performed well within the first ten months of the year. The market has recorded a 19.8% increase in housing starts, with gains observed in single-detached units (+47.4%) and in multiples (+8.2%). From the January-to-November period of 2020, home sales in the province increased by 24.2% from the same period last year and YTD average prices were up 25.2%. The population is estimated at 789,225 as of July 1st, 2021, a 0.8% increase from last year, the fourth highest amongst provinces.

Developments in 2020 – Summary

Canada's real GDP fell by 5.2% in 2020, reflecting the most significant decline in four decades of available data, as the coronavirus pandemic was felt by consumers, businesses, and governments. All provinces experienced significant GDP declines in 2020. However, Prince Edward Island, Nova Scotia, and New Brunswick experienced the smallest declines. Canadian nominal GDP contracted by 4.5%.

New Brunswick's economy contracted by 3.2% in 2020. The contraction was driven by household final consumption expenditure (-2.3%) where a 1.5% increase in goods purchased could not offset the 6.2% decline in services expenditure. Exports (-8.0%), and gross fixed capital formation (-1.0%) also recorded contractions. General governments final consumption expenditure slowed to 0.7%, compared with a 2.0% upturn in 2019. Nominal GDP decreased by 1.3% in 2020.

On an industry basis, both goods- and services-producing industries recorded losses, with sixteen of the twenty major industries recording a decline in 2020. The most significant contributors to the decline were manufacturing; accommodation and food services; and transportation and warehousing. Only finance and insurance; information and cultural industries; real estate and rental and leasing; and construction saw an increase in real GDP in 2020.

The number of employed in New Brunswick fell by 9,500 in 2020 on a year-over-year basis to 351,600, its lowest level post-2006. This decline was attributed to lower full-time (-7,000) and part-time (-2,500) employment. The overall labour force participation rate in New Brunswick dropped from 61.1% in 2019 to 60.4% in 2020.

Supported by gains in both the services-producing and goods-producing industries, average weekly earnings in New Brunswick grew by 5.8% in 2020, a growth rate slightly below the Canadian average of 6.6%.

Growth in consumer spending slowed in 2020 when compared to the previous year, with retail sales growing modestly by 1.0%, an increase of $133.9 million. Six of the ten retail subsectors with available data reported higher sales volumes, led by gains in general merchandise stores, food and beverage stores, and building material and garden equipment and supplies dealers. Declines were recorded for gasoline stations, motor vehicle and parts dealers, and sporting goods, hobby, books and music stores. Wholesale trade increased by 0.7% in 2020, following an increase of 9.2% in 2019.

For the third consecutive year, manufacturing sales in New Brunswick declined, down by 17.4% to $15.2 billion in 2020. Losses were observed in non-durable (-20.3%) and in durable (-4.1%) goods industries. Nonetheless, driven by higher prices and strong U.S. demand, wood product manufacturing was a bright spot for the province in 2020, up by 22.1%.

Due to lower commodity prices and reduced global demand, New Brunswick's exports decreased by 21.3% to $10.3 billion. However, because of changes in consumption and temporary business closures, provincial imports fell by a stronger rate (-26.6%), leading to a trade surplus of over $1.2 billion.

Preliminary estimates from Statistics Canada suggest that capital investment in New Brunswick decreased by 10.5% to $3.6 billion in 2020, driven by declines registered in both the private (-13.3%) and the public (-5.8%) sectors. Total investment in non-residential building construction decreased by 23.0%, while total investment in residential building increased by 10.7%.

After registering strong growth of 26.1% in 2019, housing starts recorded another strong year in 2020 with an increase of 3,483 units (+18.7%). Housing activity increased in Fredericton (+47.7%), Saint John (+41.7%), and Moncton (+37.5%).

Inflation in New Brunswick saw its lowest percentage increase since data started being collected in 1980 with the consumer price index (CPI) growing by 0.2%, while the Canadian CPI increased by 0.7%. A significant decrease in gasoline prices (-18.1%) was the main factor weighing down on inflation in 2020.

Economic Activity

In 2020, the nominal value of New Brunswick's GDP was estimated at $37,555 million, or $47,950 per capita. Over the 2016 – 2020 period, nominal GDP at market prices grew at a compound annual growth rate of 2.3%, on par with the national growth rate of 2.2%. Real GDP from 2016 – 2020 grew at a compound annual growth rate of 0.4% in New Brunswick, while nationally a gain of 0.6% was registered.

Over the period 2016 – 2020, real GDP from the goods-producing industries decreased by 0.6%. While the mining, quarrying sector accounted for over half of the losses from 2016 to 2020, the agriculture, forestry, fishing and hunting (-4.8%), and manufacturing (-1.4%) sectors also declined. Construction (+5.5%) and utilities (+3.1%) were the two subsectors to register a growth rate over the same period. The service-producing industries on the other hand have recorded a growth of 2.4% over that same period.

Correspondingly, the services-producing sector has increased its share of total output and now accounts for approximately 76.9% of total real GDP in 2020, up from 76.1% in 2016. Real estate and renting and leasing (+276.6 million), finance and insurance (+234.6 million), public administration (+145.9 million), along with information and cultural industries (+143.4 million) have seen the largest magnitude increases in the services sector over that time period.

The gross value of manufacturing sales decreased at a compound annual growth rate of -1.6% (in current prices) over the 2016 – 2020 period, while foreign exports of commodities decreased at a compound annual growth rate of -0.8% (in current prices).

Primary household income has increased from $23,232 million in 2016 to $24,984 million in 2020 (in current prices), resulting in a compound annual growth rate of 1.8%. On a per capita basis, primary household income increased from $30,434 to $31,900 (in current prices) over the same period, growing at a compound annual growth rate of 1.2%. Retail trade for New Brunswick increased from $11,978 million to $13,419 million, totalling a compound annual growth rate of 2.9% (in current prices) over the same period.

Selected Economic Indicators

Year Ended December 31,

	2016	2017	2018	2019	2020	CAGR[1] % 2016-2020
	(In millions of dollars unless otherwise indicated)					
Gross domestic product; income-based (current dollars)						
New Brunswick	34,330	35,828	37,158	38,033	37,555	2.3%
Canada	2,025,535	2,140,641	2,235,675	2,311,294	2,206,764	2.2%
Gross domestic product (real)						
New Brunswick	32,213	33,014	33,401	33,844	32,772	0.4%
Canada	1,955,488	2,014,933	2,070,888	2,109,813	1,999,406	0.6%
Primary household income						
New Brunswick	23,232	23,932	24,578	25,217	24,984	1.8%
Canada	1,340,817	1,398,850	1,449,986	1,512,896	1,500,658	2.9%
Primary household income per capita (dollars)						
New Brunswick	30,434	31,218	31,907	32,449	31,900	1.2%
Canada	37,132	38,277	39,120	40,235	39,452	1.5%
Gross domestic product per capita; income-based (dollars)						
New Brunswick	44,973	46,735	48,238	48,940	47,950	1.6%
Canada	56,094	58,575	60,318	61,469	58,016	0.8%
Retail trade	11,978	12,792	13,006	13,285	13,419	2.9%
Manufacturing sales	16,229	18,728	18,490	18,404	15,193	-1.6%
Foreign commodity exports	10,642	12,856	12,615	13,088	10,306	-0.8%
Consumer price index (% change)						
New Brunswick	2.2%	2.3%	2.1%	1.7%	0.2%	-
Canada	1.4%	1.6%	2.3%	1.9%	0.7%	-
Unemployment rate						
New Brunswick	9.7%	8.2%	8.0%	8.1%	10.0%	-
Canada	7.1%	6.4%	5.9%	5.7%	9.5%	-

[1]Compound annual growth rate
Source: Statistics Canada

11

Structure of the Economy

The COVID-19 pandemic led to one of the deepest economic contractions in New Brunswick, however, not all industries were impacted the same way. Economic activity in the goods-producing industries saw a decrease of 4.8% in 2020 compared to 2019, while service-producing industries decreased by 2.6%. Overall, the contribution from the goods-producing industries now accounts for approximately 23.1% of total real GDP, a slight decrease from the 2016 share of 23.9%, while the services-producing industries account for 76.9% in 2020, up from 76.1% in 2016. Industries that experienced a notable decrease compared to 2016 levels include administrative and support, waste management and remediation services; accommodation and food services; as well as mining, quarrying, and oil and gas extraction.

The following table shows real GDP by industry in New Brunswick for the years 2016 to 2020, valued in chained 2012 dollars.

Real Gross Domestic Product at basic prices, by Industry

For Year Ended December 31,

	2016	2017	2018	2019	2020	CAGR[1] % 2016-2020
	(In millions of chained 2012 dollars)					
Goods-producing industries						
Agriculture, forestry, fishing and hunting	989.1	1,022.8	950.2	992.7	941.8	-1.2%
Mining, quarrying, and oil and gas extraction	373.3	400.5	369.6	313.7	256.5	-9.0%
Utilities	1,162.8	1,153.6	1,165.7	1,308.5	1,199.4	0.8%
Construction	1,913.4	2,152.7	2,312.0	2,014.2	2,017.9	1.3%
Manufacturing	2,990.8	3,029.3	2,995.5	3,128.5	2,949.6	-0.3%
Total goods-producing Industries	7,501.1	7,841.3	7,867.8	7,838.2	7,459.5	-0.1%
Service-producing Industries						
Wholesale trade	1,009.5	1,023.4	1,035.8	1,090.5	1,071.9	1.5%
Retail trade	1,845.6	1,924.5	1,960.6	1,974.1	1,972.4	1.7%
Transportation and warehousing	1,506.4	1,581.3	1,492.2	1,545.2	1,420.5	-1.5%
Information and cultural industries	867.9	872.4	936.9	977.6	1,011.3	3.9%
Finance and insurance	1,585.7	1,675.8	1,703.4	1,717.8	1,820.3	3.5%
Real estate and renting and leasing	3,767.1	3,847.7	3,933.4	3,986.6	4,043.7	1.8%
Professional, scientific and technical services	953	964	1,016.4	1,054.0	1,052.8	2.5%
Management of companies and enterprises	114.2	109.5	89.1	62	41.5	-22.4%
Administrative and support, waste management and remediation services	1,168.6	1,104.7	1,079.0	1,047.9	930.6	-5.5%
Educational services	1,828.0	1,819.0	1,860.1	1,884.5	1,828.9	0.0%
Health care and social assistance	2,790.3	2,816.0	2,894.7	2,987.0	2,900.6	1.0%
Arts, entertainment and recreation	151.8	160.1	165.2	166.8	126.3	-4.5%
Accommodation and food services	651.2	643.4	650.8	660.4	485.4	-7.1%
Other services (except public administration)	561.3	580.3	600.5	604.9	524.2	-1.7%
Public administration	3,251.9	3,305.5	3,383.5	3,437.0	3,397.8	1.1%
Total service-producing Industries	22,060.1	22,430.1	22,800.6	23,194.1	22,595.5	0.6%
Total gross domestic product	29,546.0	30,243.0	30,645.4	31,017.2	30,051.5	0.4%

Source: Statistics Canada

Totals may not add up due to the adoption of the chain Fisher deflation methodology

[1] Compound Annual Growth Rate

Labour Force

Employment in New Brunswick decreased by 2.6% between 2019 and 2020, to 351,600 workers. Losses were recorded in both part-time employment (-4.6%, -2,500 jobs) and full-time employment (-2.3%, -7,000 jobs). Both the services-producing and goods-producing sectors recorded losses of 5,600 and 4,000 jobs, respectively in 2020. Twelve of the 16 major industries recorded job losses, most notably in information, culture, and recreation (-2,900 jobs); and accommodation and food services (-2,000 jobs). The four industries that saw job growth were wholesale and retail trade (+3,000); public administration (+1,700); professional, scientific and technical services (+300); and utilities (+100). On a national scale, the Canadian labour market lost 986,400 jobs, the biggest year-over-year loss since data started being collected in 1976.

The unemployment rate in 2020 increased to 10.0%, the same rate as 2015. The number of unemployed was up by 7,200 individuals to 39,100 in 2020. The unemployment rate for women increased by 1.7 percentage points to 8.2% while that of men rose from 9.6% in 2019 to 11.7% in 2020. An unemployment rate of 9.5% was recorded at the national level, showing an increase of 3.8 percentage points.

Labour Force

For Year Ended December 31,

	2016	2017	2018	2019	2020
	(In thousands unless otherwise indicated)				
Population 15 years and over	630.1	633.2	636.9	642.7	646.9
Labour force	391.5	387.9	389.7	393.0	390.7
Labour force employed	353.6	356.3	358.4	361.1	351.6
Labour force unemployed	37.9	31.7	31.3	31.9	39.1
Unemployment rate (%)					
New Brunswick	9.7	8.2	8.0	8.1	10.0
Canada	7.1	6.4	5.9	5.7	9.5
Participation rate (%)					
New Brunswick	62.1	61.3	61.2	61.1	60.4
Canada	65.6	65.6	65.3	65.6	64.1

Source: Statistics Canada
New Brunswick unless otherwise stated

Employment by Industry

	2016	2017	2018	2019	2020
	(In thousands unless otherwise indicated)				
Goods-producing sector	73.8	74.2	75.0	76.2	72.2
Agriculture	5.2	5.2	6.2	5.8	4.9
Forestry, fishing, mining, quarrying, oil and gas	9.6	8.5	9.8	10.2	9.8
Utilities	3.6	3.6	3.3	3.6	3.7
Construction	24.5	24.6	23.5	25.0	24.2
Manufacturing	30.9	32.3	32.2	31.5	29.6
Services-producing sector	279.8	282.1	283.4	285.0	279.4
Wholesale and retail trade	58.2	57.6	54.3	52.1	55.1
Transportation and warehousing	19.5	17.6	18.3	18.9	17.5
Finance, insurance, real estate and leasing	17.2	17.5	17.0	16.7	16.3
Professional, scientific and technical services	14.9	15.6	16.4	17.2	17.5
Business, building and other support services	15.8	16.1	16.3	16.3	15.2
Educational services	25.3	26.3	26.8	27.5	26.8
Health care and social assistance	53.8	57.9	60.3	61.0	59.4
Information, culture and recreation	12.6	11.0	11.5	13.1	10.2
Accommodation and food services	22.9	24.2	23.6	21.9	19.9
Other services (except public administration)	15.9	14.9	14.4	14.0	13.7
Public administration	23.7	23.3	24.6	26.2	27.9
Total	353.6	356.3	358.4	361.1	351.6

Source: Statistics Canada

Primary Industries-
Mining

Mineral production in New Brunswick fell 51.9% to $197.7 million in 2020 since mining operations were stopped by Trevali Mining Corporation in March due to the coronavirus. Non-metallic minerals production stayed flat (+1.0%).

Mineral Production

Year Ended December 31,

	2016	2017	2018	2019	2020p
	(In millions of dollars)				
Metallic minerals	148.6	181.6	222.3	215.7	0
Non-metallic minerals	226.2	215.3	176	195.7	197.7
Total	374.8	396.9	398.4	411.4	197.7

Source: Natural Resources Canada

Forestry

15

Nearly 86% of the land area of New Brunswick is forested and 50% of the forested land is owned by the Province as Crown land. 98% of Crown land is subject to timber licenses or harvest agreements. Harvest activities on Crown land generated $68.6 million in Crown royalties for the fiscal year ended March 31, 2021. This represents a 2.4% decrease over the previous fiscal year. The Province received $64.8 million of these royalties from the licensee and sub-licensee harvest activities and $3.8 million was forwarded to New Brunswick First Nation Communities in accordance with First Nation Commercial Harvesting Agreements.

The following table sets forth the most recently published estimates of forest production in New Brunswick for the years 2015 through 2019.

Forest Production

Year Ended December 31,

	2015	2016	2017	2018	2019
	(In thousands of cubic metres)				
Logs and bolts	5,309	5,302	5,303	5,310	5,300
Pulpwood	4,015	4,007	4,008	4,014	4,005
Other (industrial roundwood)	0	0	0	2	0
Fuelwood	38	36	36	36	36
Total	9,363	9,345	9,347	9,363	9,341

Source: National Forestry Database

Note: Due to incomplete details, totals may not always agree.

Agriculture

Total farm cash receipts in the Province were $869.2 million in 2020, up 1.5% from the previous year. Total livestock and livestock products receipts, and total crop receipts were up by 4.3% and 0.2%, respectively.

The 2016 Census of Agriculture counted 2,255 farms in New Brunswick, down from 2,611 farms (or a 13.6% decline) in 2011. There were 3,005 farm operators in 2016, a 13.4% decline from 2011, and their average age increased slightly from 55.5 years to 55.6 years over the five-year period. Total farm area in New Brunswick declined 10.9% between 2011 and 2016, to 835,329 acres in 2016. However, the average area per farm increased to 370 acres in 2016 from 359 acres in 2011.

New Brunswick's total area of land in fruits, berries and nuts rose 52.4% from 2011 to 45,480 acres in 2016. The increase was driven mainly by the expansion of blueberries whose area increased 55.6% to 43,369 acres. The province ranked second in Canada for the total number of maple taps with 2.3 million taps in 2016, an increase of 20.5% from 2011. Fruit and tree nut farms accounted for 18.4% of all farms in New Brunswick in 2016, followed by beef farms (14.6%), hay farms (14.1%), and dairy farms (8.9%).

Fishing

New Brunswick is one of the country's largest exporters of fish and seafood products with approximately $1.4 billion in exports sales in 2020, a 20.5% decrease from the previous year as the outbreak of the coronavirus presented significant challenges for the industry and drove sales down. The top export commodities were lobster valued at $692.3 million, crab valued at $254.5 million, and salmon valued at $242.1 million. The United States continues to be the province's largest seafood export market, with sales to the U.S. valuing approximately $1.2 billion in 2020, representing roughly 84.5% of all foreign purchases.

Secondary Industries

Manufacturing

New Brunswick manufacturers reported sales of $15.2 billion in 2020, representing a 17.4% decrease from the $18.4 billion recorded in the previous year. Nationally, manufacturing sales registered a decrease of 11.7% in 2020.

Provincial sales of non-durable goods, which represent 79.3% of the total, fell by 20.3%, while durable goods decreased 4.1% in 2020. New Brunswick's wood product manufacturing sales increased the most since 1999, registering gains of 22.1% in 2020, equaling $1.8 billion compared to $1.4 billion in 2019 for the subsector.

The manufacturing sector had 29,600 employees in 2020, a decrease of 6.0% compared to 2020. Average weekly earnings for the sector grew 1.7% to $1,042.11 in 2020.

The table below sets forth the leading industrial groups in New Brunswick's manufacturing sector, according to the gross selling value of factory sales, for the years 2016 through 2020.

Gross Selling Value of Factory Sales

Year Ended December 31,

Industry	2016	2017	2018	2019	2020	CAGR[1] 2016-2020
	(In millions of dollars)					
Non-durable product manufacturing	13,124.9	15,558.3	15,112.6	15,117.6	12,041.2	-2.1%
Durable product manufacturing	3,104.6	3,170.2	3,377.7	3,286.4	3,151.6	0.4%
Total	16,229.5	18,728.5	18,490.2	18,404.1	15,192.8	-1.6%

[1]Compound annual growth rate

Source: Statistics Canada

Service Industries

Trade

Retail trade in New Brunswick climbed to $13.4 billion, an increase of 1.0%, while nationally retail trade saw a 1.7% decrease. Higher provincial sales (in dollar terms) were reported in six of the 10 subsectors of available data. Notable gains were reported in general merchandise stores; food and beverages stores; and building material and garden equipment and supplies dealers. Retail trade represents 6.3% of provincial real GDP and in 2020 employed 45,300 people.

Wholesale trade sales grew by 0.7% on a year-over-year basis, following an increase of 9.2% in 2019. Gains in building material and supplies merchant wholesalers (+6.9%), and in food, beverage and tobacco merchant wholesalers (+0.8%) were enough to offset the losses in machinery, equipment and supplies merchant wholesalers (-1.7%), and motor vehicle and motor vehicle parts and accessories merchant wholesalers (-7.7%). The wholesale trade industry accounts for 3.0% of provincial real GDP and employed 9,700 people.

Provincial employment across both trade industries when combined increased by 5.8% (+3,000 jobs) in 2020. Average weekly earnings registered gains in the retail trade (+5.1%) and wholesale industries (+3.3%).

Transportation and Warehousing

Employment across the transportation and warehousing industry declined by 1,400 (-7.4%) in 2020 compared to the previous year. Average weekly earnings in this sector increased by 6.2%. This sector accounts for 5.0% of provincial real GDP.

Overall cargo tonnage at Port Saint John for 2020 was 26.0 million metric tonnes, representing a 2.4% increase from the previous year. Dry bulk saw a 31.6% increase due to a strong rebound in potash exports which increased by 333,942 metric tonnes (+117.1%). Furthermore, liquid bulk saw a modest increase of 1.3%. The cruise sector had zero cruise visits after the industry was suspended in Canadian waters by Transport Canada in 2020.

Finance and Real Estate

Employment across the finance, insurance, real estate and leasing industry slightly declined to 16,300 jobs in 2020 compared to 16,700 in 2019. Output from this industry increased by 2.8% in 2020 and now accounts for 19.3% of total provincial real GDP.

Tourism

Employment in the accommodation and food services industry declined by 9.1% (-2,000 jobs) to 19,900 in 2020, following a 7.2% decrease in 2019. Average weekly earnings in the industry grew by 8.0%. The number of rooms sold by accommodations fell by 56.6% to 798,877 in 2020 from 1,841,697 rooms in 2019, with the occupancy rate down from 57% in 2019 to 27% in 2020.

Only 26,157 rooms were sold to international travelers in 2020, while New Brunswick residents purchased more than 523,000 rooms. Nonetheless, this accounted for an 84.3% and 37.8% decrease, respectively.

Foreign Trade

Trade

Year Ended December 31,

	2016	2017	2018	2019	2020
	(In millions of dollars unless otherwise indicated)				
Exports of Goods and Services	23,641	25,875	26,002	26,773	22,523
Exports to other countries	12,436	14,051	13,849	14,321	11,210
Exports of goods to other countries	11,125	12,681	12,484	12,877	10,004
Exports of services to other countries	1,311	1,370	1,365	1,444	1,206
Exports to other provinces	11,205	11,824	12,153	12,452	11,313
Exports of goods to other provinces	6,217	6,785	7,116	7,252	6,317
Exports of services to other provinces	4,988	5,039	5,037	5,200	4,996
Ratio of Exports to Nominal GDP	68.9%	72.2%	70.0%	70.4%	60.0%
Imports of Goods and Services	28,935	31,833	32,462	32,991	28,908
Imports from other countries	16,994	19,292	19,938	20,450	16,383
Imports of goods from other countries	15,598	17,811	18,324	18,768	14,978
Imports of services from other countries	1,396	1,481	1,614	1,682	1,405
Imports from other provinces	11,941	12,541	12,524	12,541	12,525
Imports of goods from other provinces	4,779	4,994	4,853	4,764	4,998
Imports of services from other provinces	7,162	7,547	7,671	7,777	7,527
Ratio of Imports to Nominal GDP	84.3%	88.8%	87.4%	86.7%	77.0%
Trade Balance	-5,294	-5,958	-6,460	-6,218	-6,385
Gross Domestic Product at Market Prices	34,330	35,828	37,158	38,033	37,555

Source: Statistics Canada

On an economic accounts basis, the overall value of New Brunswick's total export of goods and services was estimated at $22,523 million in 2020 (in nominal terms), a 15.9% decrease from 2019. International exports as a percentage of nominal GDP was 29.8% in 2020, down from 36.2% in 2016. Nationally, foreign bound exports accounted for approximately 29.4% of Canadian nominal GDP in 2020.

Foreign Exports of Commodities

The U.S. market still accounts for the bulk of the province's export sales. In 2020, the United States purchased 90.8% of the province's foreign commodity exports, up from 88.1% in 2019. Basic and industrial chemical, plastic and rubber products reported a decrease in its share of total foreign commodity exports to 27.6% in 2020, a decline of 4.8 percentage points from 2019. Energy products accounted for 23.3% of all commodity exports in 2020, up from 22.4% in the previous year. Furthermore, 23.1% of export earnings were due to forestry products and building and packaging materials in 2020, representing an increase of 4.1 percentage points from 2019.

The table below shows foreign exports of commodities from New Brunswick for the years 2016 to 2020. The largest component, basic and industrial chemical, plastic and rubber products, decreased at a compound annual growth rate of 2.1% over that period. Exports of energy products decreased at a compound annual rate of 2.4%, while forestry products and building and packaging materials rose by 3.5%.

Foreign Exports of Commodities
Year Ended December 31,

	2016	2017	2018	2019	2020	CAGR[1] (%) 2016-2020
			(In millions of dollars)			
Farm, fish and intermediate food products	671.9	619.3	684.2	648.7	547	-5.0%
Energy products	2,652.1	3,495.9	3,316.2	2,930.4	2,402.7	-2.4%
Metal ores and non-metallic minerals	12.1	9.7	54.6	55.4	126.5	79.8%
Metal and non-metallic mineral products	224.7	334.2	379.3	323.7	170.9	-6.6%
Basic and industrial chemical, plastic and rubber products	3,101.8	4,083.8	3,659.6	4,235.3	2,844.0	-2.1%
Forestry products and building and packaging materials	2,071.2	2,314.1	2,527.6	2,480.5	2,379.8	3.5%
Industrial machinery, equipment and parts	150.1	127.7	141.8	168.4	136.8	-2.3%
Electronic and electrical equipment and parts	54.2	59.7	66.4	74.3	70.8	6.9%
Motor vehicles and parts	32	33.7	57.7	57	43	7.6%
Aircraft and other transportation equipment and parts	24.2	38.4	24.7	135.5	33.3	8.3%
Consumer goods	1,576.9	1,670.9	1,634.7	1,908.9	1,487.9	-1.4%
Special transactions trade	71.1	68.9	67.8	69.7	63.4	-2.8%
Total	10,642.3	12,856.3	12,614.5	13,087.7	10,306.0	-0.8%

[1]Compound annual growth rate

Totals may not add up due to the adoption of the chain Fisher deflation methodology

Source: Statistics Canada

Totals may not add up due to the adoption of the chain Fisher deflation methodology

Foreign Imports of Commodities

The table below shows foreign imports of commodities to New Brunswick for the years 2016 to 2020. The largest component, energy products, decreased by 29.4% from 2019 to 2020 which was largely attributable to lower imports of crude oils and lower prices.

Foreign Imports of Commodities

Year Ended December 31,

	2016	2017	2018	2019	2020	CAGR[1] (%) 2016-2020
			(In millions of dollars)			
Farm, fish and intermediate food products	713.2	514.3	608.9	631.5	478.6	-9.5%
Energy products	4,965.7	7,457.7	8,911.1	8,301.2	5,857.9	4.2%
Metal ores and non-metallic minerals	488.6	483.0	329.0	210.9	29.5	-50.4%
Metal and non-metallic mineral products	219.8	222.4	219.0	197.2	178.6	-5.1%
Basic and industrial chemical, plastic and rubber products	610.6	511.5	652.6	745.4	445.1	-7.6%
Forestry products and building and packaging materials	371.5	379.6	401.1	379.6	368.1	-0.2%
Industrial machinery, equipment and parts	499.3	548.7	581.8	542.5	486.2	-0.7%
Electronic and electrical equipment and parts	214.7	169.6	186.1	203.4	189.2	-3.1%
Motor vehicles and parts	400.8	426.9	447.3	428.7	385.1	-1.0%
Aircraft and other transportation equipment and parts	126.7	82.6	123.1	108.5	49.8	-20.8%
Consumer goods	603.4	621.3	579.5	607.7	598.0	-0.2%
Special transactions trade	30.8	35.5	31.9	28.6	29.4	-1.2%
Total	9,245.1	11,452.9	13,071.4	12,385.1	9,095.5	-0.4%

[1]Compound annual growth rate

Totals may not add up due to the adoption of the chain Fisher deflation methodology

Source: Statistics Canada

New Investment

Preliminary estimates from Statistics Canada suggest that capital investment in New Brunswick declined to $3.6 billion in 2020 (-10.5%) compared to the previous year. Investment in the public sector dropped 5.8%, while the private sector was down 13.3%.

Losses in investment were observed in 10 out of 12 sectors with available data, with the largest declines occurring in utilities (-$187.1 million) and agriculture, forestry, fishing and hunting (-$159.9 million). Increases were recorded only in manufacturing (+$130.1 million), educational services (+$11.7 million), and health care and social assistance (+$2.7 million).

Spending on machinery and equipment investment (in nominal dollar terms) was down by 11.6% while there was an 9.4% decline in non-residential construction expenditures.

Residential investment increased by 10.7% in 2020, following a 4.0% in the previous year. Housing starts had another strong year, growing 18.7% to reach 3,483 total units in 2020. Multiple-unit starts registered a gain of 39.8% while single-detached unit starts registered a -13.5% decrease in 2020. Activity was up in the three main urban centers, led by Fredericton (+47.7%), followed by Saint John (+41.7%) and Moncton (+37.5%).

Non-residential building construction investment declined by 23.0% in 2020 due to reduced investment in commercial (-26.0%), industrial (-22.0%), and institutional and governmental (-19.0%) building construction.

Employment in the construction industry decreased by 3.2% to 24,200 jobs in 2020. The industry now accounts for 6.4% of total provincial GDP, a slight uptick from the 2019 share of 6.2%.

REVENUE AND EXPENDITURE OF THE PROVINCE

General Information

Under the *Constitution Act, 1867* and the *Constitution Act, 1982* provincial legislatures are given certain exclusive powers, including the power to impose direct taxation within the provinces to raise revenue for provincial purposes and the power to borrow money on the sole credit of the provinces.

The *Financial Administration Act* governs the receipt of public money, the disbursement of public funds, the control of expenditures, and the keeping and auditing of public accounts of the Province. All public monies are to be deposited to the credit of the Province and constitute the Consolidated Fund of the Province. Monies necessary for the carrying out of the operations of the provincial government for each fiscal year are voted by the Legislative Assembly, with the exception of those expenditures for which provision has already been made through existing legislative authority. In addition, under the authority of the *Financial Administration Act,* should the occasion arise when the Legislative Assembly is not in session, the Lieutenant-Governor in Council may order the issue of a special warrant authorizing payment out of the Consolidated Fund for an expenditure required urgently for the public good which was not provided for by the Legislative Assembly. Amounts appropriated under special warrant must be approved at the next session of the Legislative Assembly.

In accordance with the *Financial Administration Act* and certain other Acts, funds received for a special purpose are to be disbursed for that purpose. Unlike other budgetary accounts, any unspent balance of these funds may be spent in subsequent fiscal years without appropriation by the Legislative Assembly. At March 31, 2021, the balance of unspent special purpose funds was $139.4 million.

Funds may also be considered as Special Operating Agency Funds. Revenue may be generated by the Agencies or from transfers from other budgetary accounts. Any unspent balance of these funds may, with permission from the Treasury Board as per the *Financial Administration Act*, be carried forward to subsequent fiscal years. At March 31, 2021, the balance of unspent special operating funds approved for carry-over was $63.0 million. All transactions between the Special Operating Agencies and provincial departments are eliminated from the Province's combined statement of revenue and expenditure.

Volume 1 of the public accounts contains the consolidated financial statements of the Province which are subject to audit by the Auditor General. The Auditor General is an official responsible under the provisions of the *Auditor General Act* for the examination of the accounts of the Province and for reporting thereon annually to the Legislative Assembly. The consolidated financial statements include certain organizations that are accountable to the Legislative Assembly and are included in the Provincial Reporting Entity as described in Note 1(b) and (c) to the consolidated financial statements. The methods by which the various organizations are included in the Province's consolidated financial statements are also outlined in Schedule 26.

Each fiscal year, the Minister of Finance and Treasury Board delivers a budget and the Estimates of Revenue and Expenditure (the "Budget Estimates") to the Legislative Assembly. The Minister of Finance and Treasury Board reports on the status of the budget plan during the year. The Budget Estimates include the revenue and expenditures of some provincially-created Boards, Commissions and Crown corporations, or the net profits of such entities, or the provincial contribution towards the operations of such entities, as well as funds advanced through such entities to various individuals and enterprises in the form of repayable loans and investments.

The following table sets forth information regarding the surplus (deficit) for the four fiscal years ended March 31, 2021 and the Budget Estimates for the fiscal year ending March 31, 2022.

Comparative Statement of Surplus (Deficit)

Year Ending March 31

BUDGETARY ACCOUNTS	2018	2019	2020	2021	Budget Estimates 2022
			(In thousands of dollars)		
Ordinary Account					
Revenues	8,912,833	9,248,328	9,450,104	9,918,750	9,850,212
Expenditures	8,514,876	8,820,471	9,030,494	9,197,183	9,669,965
Deficit	397,957	427,857	419,610	721,567	180,247
Capital Account					
Revenues	32,273	34,757	23,291	32,638	52,936
Expenditures	695,470	752,420	548,626	554,813	673,414
Deficit	(663,197)	(717,663)	(525,335)	(522,175)	(620,478)
Special Purpose Account					
Revenues	85,119	134,338	103,034	83,558	130,138
Expenditures	87,789	127,191	96,288	71,299	130,017
Surplus (Deficit)	(2,670)	7,147	6,746	12,259	121
Special Operating Agency Account					
Revenues	281,721	227,574	226,838	163,223	261,622
Expenditures	280,180	220,596	216,196	148,388	268,320
Surplus	1,541	6,978	10,642	14,835	(6,698)
Sinking Fund Earnings	189,803	195,487	204,712	203,085	206,030
Accounting Adjustments					
Revenue	(162,780)	(143,438)	(182,814)	(45,982)	(120,385)
Expenditure	(133,413)	(190,923)	(103,241)	(86,373)	(120,385)
Consolidated and Operating Revenue	9,338,969	9,697,046	9,825,165	10,355,272	10,380,553
Consolidated Expenditures	9,444,902	9,729,755	9,788,363	9,885,310	10,621,331
Add: Amortization Expense	473,559	496,068	508,573	514,776	555,051
Less: Gross Investment in Tangible Capital Assets	(641,670)	(671,447)	(464,492)	(500,700)	(551,005)
Other Accounting Adjustments	(4,840)	70,027	(56,016)	47,353	---
Operating Expense	9,271,951	9,624,403	9,776,428	9,946,739	10,625,377
Contingency Reserve					
Surplus (Deficit)	67,018	72,643	48,737	408,533	(244,824)
Decrease (increase) in Net Debt from Operations	(105,933)	(32,709)	36,802	469,962	(240,778)

24

Changes in Cash Flow

The following table sets forth the changes in cash flow of the Province for the four fiscal years ended March 31, 2021 and the Budget Estimates for the fiscal year ending March 31, 2022.

Changes in Cash Flow

	2018	2019	2020	2021	Budget Estimates[1] 2022
			(In millions of dollars)		
Operating Transactions					
Surplus (Deficit)	67.0	72.6	48.7	408.5	(244.8)
Non-Cash Items					
Amortization of Premiums, Discounts and Issue Expenses	7.6	8.6	5.9	(0.1)	-
Foreign Exchange Expense	(6.0)	(5.0)	(7.2)	(4.9)	-
Increase in Provision for Losses	11.4	11.3	34.0	27.9	-
Sinking Fund Earnings	(189.8)	(195.5)	(204.7)	(203.1)	(206.0)
Amortization of Tangible Capital Assets	473.6	496.1	508.6	514.8	555.1
Loss on Disposals and Impairments of Tangible Capital Assets	9.3	22.8	21.0	46.4	-
Gain on Restructuring	---	---	(23.2)	---	-
Actual Losses Due to Foreign Exchange	2.9	1.9	4.1	2.9	-
Increase in Net Pension Liability	10.2	27.5	20.6	35.1	-
(Decrease) increase in Deferred Revenue	19.4	89.0	(1.6)	22.2	-
Increase in Working Capital	(24.2)	(2.4)	(99.5)	31.1	-
Net Cash From Operating Activities	381.4	526.9	306.7	880.8	104.3
Investing Transactions					
Decrease (increase) in Investments, Loans and Advances	(26.0)	(54.7)	56.7	(46.6)	(89.8)
Non-Cash Adjustment in Investing Activities	(8.3)	19.2	(66.8)	37.1	-
Net Cash Used In Investing Activities	(34.3)	(35.5)	(10.1)	(9.5)	(89.8)
Capital Transactions					
Purchase of Capital Assets	(641.7)	(671.4)	(464.5)	(500.7)	(551.0)
Financing Transactions					
Net Proceeds from Issuance of Funded Debt	1,761.4	1,521.1	1,319.4	1,361.2	-
Received from Sinking Fund for Redemption of Debentures and Payment of Exchange	150.0	---	---	48.9	-
Increase (decrease) in Obligations Under Capital Leases	(81.1)	(44.1)	(44.7)	(48.6)	-
Sinking Fund Installments	(165.9)	(162.4)	(176.2)	(190.5)	-
Short term borrowing	(19.7)	(103.2)	(408.5)	(147.9)	-
Funded Debt Matured	(1,114.6)	(691.8)	(858.3)	(1,337.9)	-
Net Cash (Used in) From Financing Activities	530.1	519.6	(168.3)	(314.8)	-
Increase (decrease) in Cash Position during Year	235.5	339.6	(336.2)	55.8	(536.5)
Cash Position – Beginning of Year	2,734.6	2,970.1	3,309.7	2,973.5	3,029.3
Cash Position – End of Year	2,970.1	3,309.7	2,973.5	3,029.3	2,492.8
Cash Represented by					
Cash and Short term Investments	2,970.1	3,309.7	2,973.5	3,029.3	2,492.8

[1] The Budget Estimates do not include estimates of total borrowing requirements of the Province. For information with respect to financial requirements of the Province and with respect to maturing debt of the Province, see Financing-Financial Requirements" and "Financing-Funded Debt Maturity Schedule", respectively.

(-) Denotes no estimate provided.

2020-2021 Budget Estimates

For the fiscal year ended March 31, 2021 there was a surplus of $408.5 million. This represents an improvement of $316.1 million from the budgeted surplus of $92.4 million. Operating revenues were $10,318.2 million, $40.1 million higher than the budgeted amount of $10,278.1 million. Revenues were up mainly due to higher than budgeted federal sources of funding. This increase was partially offset by lower than budgeted Harmonized Sales Tax and Personal Income Tax revenues as well as lower Lottery and Gaming revenue and lower net income for the New Brunswick Power Corporation. Operating expenses were $9,909.7 million, $276.0 million lower than the budgeted amount of $10,185.7 million. Expenses were down due to lower than budgeted expenses in Central Government, Economic Development, and Education and Training. This was partially offset by higher expenditures in Protection Services. Net debt decreased by $469.9 million for the year compared to the budgeted decrease of $129.3 million.

Major Sources of Ordinary Account Revenue for 2021-2022

The major sources of ordinary account revenue for the Province are payments from the federal government, consumption taxes and income taxes. For the fiscal year ending March 31, 2022, the Province's revenue is budgeted at $9,850.2 million, projecting a decrease of 0.7% from the fiscal year ended March 31, 2021. Overall, this represents a projected decrease of $68.5 million in revenue. The principal factors that have decreased revenue are Federal Government Payments ($156.7 million) and Personal Income Taxes ($89.9 million), partially offset by increased Government Business Enterprises revenue ($86.0 million) and Consumption Taxes ($78.3 million).

The following table shows the percentage sources of ordinary account revenue beginning with fiscal year ended March 31, 2018 through to the Budget Estimates for the fiscal year ending March 31, 2022.

Ordinary Account Revenue Sources

Year Ending March 31,

	2018	2019	2020	2021	Budget Estimates 2022	CAGR[1] 2018-2022
			(%)			
Taxes						
Personal Income	18.0	19.3	20.0	18.5	17.7	2.1
Corporate Income	5.3	5.1	3.8	3.8	3.9	(4.9)
Consumption	21.3	20.1	20.2	19.2	20.1	1.1
Property	6.1	5.9	6.0	6.0	5.9	1.9
Miscellaneous	0.8	0.8	0.9	1.0	0.9	3.3
Total Taxes	51.5	51.3	50.9	48.5	48.6	1.1
Other Revenue						
Licenses, Permits and Fees	6.9	6.8	6.6	6.1	6.5	1.0
Federal Government Payments	34.6	35.7	36.9	40.2	38.9	5.6
Government Business Enterprises	4.0	3.7	3.3	3.4	4.3	4.1
Miscellaneous	3.0	2.5	2.4	1.8	1.8	(10.0)
Total Revenue	100.0	100.0	100.0	100.0	100.0	
Total Ordinary Account Revenue (millions of dollars)	8,912.8	9,248.3	9,450.1	9,918.7	9,850.2	2.5

[1] Compound annual growth rate

Personal and Corporate Income Taxes

Personal Income Taxes

New Brunswick's provincial personal and corporate income taxes are collected and administered by the federal government under a federal-provincial tax collection agreement.

Amendments to the *New Brunswick Income Tax Act* were implemented that reduced the provincial personal income tax rate on the first tax bracket from 9.68 per cent to 9.4 per cent and increased the Low-Income Tax Reduction (LITR) threshold from $17,630 to $17,840 for the 2021 taxation year, as part of recycling carbon tax revenue back to New Brunswickers.

The table below shows the New Brunswick provincial personal income tax rates from 2019 to 2021.

2019	**2020**	**2021**
9.68% on first $42,592	9.68% on first $43,401	9.40% on first $43,835
14.82% on $42,592 to $85,184	14.82% on $43,401 to $86,803	14.82% on $43,835 to $87,671
16.52% on $85,184 to $138,491	16.52% on $86,803 to $141,122	16.52% on $87,671 to $142,534
17.84% on $138,491 to $157,778	17.84% on $141,122 to $160,776	17.84% on $142,534 to $162,383
20.3% over $157,778	20.3% over $160,776	20.3% over $162,383

Provincial income tax credit amounts and tax brackets are indexed annually by national CPI.

Corporate Income Taxes

The corporate income tax ("CIT") is calculated as a percentage of corporate taxable income as defined for federal tax purposes. The current general corporate income tax rate is 14 per cent.

New Brunswick's small business CIT rate is 2.5 per cent and applies to the first $500,000 of active business income of small Canadian-controlled private corporations. The benefit of this rate is reduced for businesses with capital of more than $10 million and does not apply to those with taxable capital in excess of $15 million.

Capital Taxes

New Brunswick does not apply a capital tax on businesses except for deposit accepting financial institutions. For banks, loan companies and trust companies, New Brunswick applies a capital tax on paid-up capital in excess of $10 million. The Province administers the capital tax on financial institutions. The Financial Corporations Capital Tax is deductible for federal and provincial corporate income tax purposes.

The Financial Corporation Capital Tax (FCCT) rate for banks is 5%. The rate for other types of deposit accepting financial institutions is 4%.

Harmonized Sales Tax

Effective April 1, 1997, New Brunswick eliminated its provincial retail sales tax and adopted a harmonized sales tax ("HST"). The HST is a value-added tax composed of the federal goods and services tax ("GST") and a provincial component. The federal government administers the HST. The tax adopts the federal GST base and therefore applies to all goods and services subject to tax under the federal *Excise Tax Act*.

The current provincial portion of the HST rate in New Brunswick is 10%. The current joint federal-provincial HST rate in New Brunswick is 15%.

New Brunswick provides an HST credit to help protect low-to-middle income New Brunswickers. A refundable provincial HST credit is provided in the amount of $300 for individuals, $300 for spouse or equivalent, and $100 per child under the age of 19. Single parent families receive a $300 credit for their first child. The full HST credit is provided to New Brunswickers with a family income of less than $35,000 per year. The credit is reduced by two cents for every dollar of income above $35,000 per year. This means that individuals with income of less than $50,000 per year, or a family of two adults and two children with income of less than $75,000 per year could receive some benefit from the HST credit.

Under the HST, businesses receive full input tax credits for tax paid on business purchases. As with the federal GST, the HST provides the same tax-free status for certain goods offered under the GST (e.g. basic groceries). In addition, a number of rebates and credits are available. Books receive a point-of-sale rebate on the 10% provincial portion of the HST.

Gasoline and Motive Fuel Taxes

The current gasoline tax rate is 10.87 cents per litre and the motive fuel tax (diesel) rate is 15.45 cents per litre. The tax rates for other taxable fuels are as follows: 2.5 cents per litre on aviation fuel; 4.3 cents per litre on locomotive fuel; and, 6.7 cents per litre on propane.

Carbon Tax

Effective April 1, 2020, the New Brunswick carbon tax was implemented, replacing the federally-imposed carbon tax under the federal backstop. The made-in-New Brunswick approach applies to 20 separate fuels, and carbon tax rates are in accordance to the federal schedule.

Effective April 1, 2021, the carbon tax increased from $30 per tonne to $40 per tonne as per the federal requirements. This resulted in an increase in carbon tax of 2.21 cents per litre on gas and 2.68 cents per litre on diesel. The current carbon tax rates are 8.84 cents per litre on gas and 10.73 cents per litre on diesel.

Tobacco Tax

Tobacco taxes are an important tool that governments can use to help discourage smoking and pay for the additional costs smoking imposes on the health care system.

The tobacco tax is 25.52 cents per cigarette or gram of loose or fine cut tobacco.

The tax rate that is applied to cigars is 75% of the normal retail price.

Cannabis Duty Rate

The federal government legalized the sale of cannabis, dried cannabis, cannabis oils, plants and seeds, effective October 17, 2018. On October 17, 2019, the sale of cannabis extracts, topicals and edibles was also legalized for sale beginning in December 2019.

In December 2017, FPT finance ministers agreed in principle to a coordinated cannabis duty, for an initial two-year period, which will be administered and collected by the federal government. In late-June 2018 New Brunswick signed its bilateral agreement - Coordinated Cannabis Taxation Agreement (CCTA).

The federal government imposes the *"federal cannabis duty rates"* at the higher of $1 per gram or 10% of a product price, through a federally administrated coordinated framework for dried cannabis, cannabis plants and seeds. Cannabis edibles, extracts and topicals are taxed at a flat rate of $0.01/milligram of THC (no tax is applied to CBD only products in these categories)

This tax room is currently shared on the following basis: 75% to provincial and territorial governments; 25% to the federal government.

As per the CCTAs, before January 1, 2020, the parties committed to review the coordinated cannabis duty regime as well as its operation and administration with a view to developing potential approaches to improve that system and to assess whether and how that system should be modified. In December 2019, the federal government shared a draft report entitled, *Review of the Coordinated Cannabis Taxation System – Discussion Paper for the Cannabis Taxation Policy Committee.* The report notes that there is a need for more data on the cannabis market before being in a position to identify established trends and, ultimately, to provide meaningful policy recommendations on the coordinated cannabis taxation system.

The Cannabis Taxation Policy Committee (CTPC) will continue to acquire and exchange data going forward and continue to monitor early issues highlighted in this report, with a view to identify conclusive market trends and provide meaningful policy recommendations on the coordinated cannabis taxation regime. Further review of this regime has been delayed due to the COVID-19 pandemic.

Property Taxes

New Brunswick levies a provincial real property tax of $1.1233 per $100 of assessment on property classified as non-owner-occupied residential housing. The provincial tax rate on property classified as other residential is set at $1.2173 per $100 of assessment. A provincial property tax rate of $0.4115 per $100 assessment is imposed on all owner-occupied residential property not within a municipality or in a former Local Service District (LSD) now located in a rural community. Non-residential property is subject to a provincial rate of $2.1860 per $100 of assessment. In addition to the residential and non-residential property tax rates, the Province applies a cost of assessment levy of 1.94 cents per $100 of assessment.

Budget 2020-2021 announced the province's intention to begin to lower provincial property tax rates on non-owner-occupied residential properties and non-residential properties. However, given the uncertainty as a result of the COVID-19 pandemic, government made the decision to not proceed with the proposed property tax reductions at that time. Government has indicated that it will consider lowering the tax burden, but only as the fiscal situation allows.

Effective January 1, 2020, government exempted prescribed local government transit facilities from property taxation. This was one of 20 action items contained in *Sustaining Saint John – A Three-Part Plan* and will help to reduce operational costs for affected local government transit operation, as well as assist in promoting public transit as a low-cost and environmentally friendly initiative.

Municipal/local taxes are imposed to defray the cost of providing local services that are not provided by the Province. In the case of incorporated municipalities, municipal taxes are collected by the Province and are remitted back to the municipality. In unincorporated areas, the local tax is collected and retained by the Province, as the Province provides and pays for the provision of local services. On behalf of the Residential Tenancies Tribunal under the *Residential Tenancies Act*, a fee of 4.86 cents per $100 of assessment is also imposed on residential property that is not owner-occupied and is not exempt under the *Assessment Act*.

Government has committed to local governance reform, with the reform process being led by the Minister of Local Government and Local Governance Reform. Throughout 2021, work as part of this reform process has been ongoing, including the launch of a local governance reform website, release of a green paper, and a formalized public and stakeholder engagement process. A White Paper outlining the government's proposed policy changes will be released and the necessary legislative amendments will be introduced by the end of 2021.

The real property transfer tax is a one-time payment on the purchase of a property when the deed is registered. The real property transfer tax rate is 1% and applies to the greater of the sale price or assessed value of the property.

Federal-Provincial Fiscal Arrangements

Fiscal Equalization Payments

New Brunswick is one of five provinces to receive fiscal equalization payments from the federal government. The Equalization Program assists provinces in providing reasonably comparable levels of public services at reasonably comparable levels of taxation. New Brunswick's equalization payment for the fiscal year ended March 31, 2020 was $2,023.2 million and for the fiscal year ended March 31, 2021 was $2,210.3 million. Fiscal equalization payments accounted for 21.4% of total ordinary revenue for the fiscal year ended March 31, 2020 and 22.3% of the total ordinary revenue for the fiscal year ended March 31, 2021.

Canada Health Transfer ("CHT") and *Canada Social Transfer ("CST")*

In 2020-2021 the federal government provided annual funding through the CHT and CST in support of health care, post-secondary education, social assistance and services, early childhood development, and early learning and child care to provinces and territories. For the fiscal year ended March 31, 2020, major health and social transfers totaled $1,147.1 million which accounted for 12.1% of total ordinary revenue. For the fiscal year ended March 31, 2021, major health and social transfers totaled $1,168.8 million which accounted for 11.8% of total ordinary revenue. The legislated growth of the total CHT cash envelope grew at 6% annually through 2016-2017. Beginning 2017-2018, the total CHT cash envelope will grow in line with a three-year moving average of nominal GDP, with a 3% floor. The legislated growth of the total CST cash envelope will continue to grow at 3%.

Fiscal Stabilization Program

Under the Fiscal Stabilization Program, the federal government may make unconditional payments to a Province when total revenues of that Province, as per the federal definition, fall short of the previous year's total due to a downturn in economic activity.

Major Ordinary Account Expenditure

For the fiscal year ended March 31, 2021 the Province's ordinary expenditure was $9,197.2 million, 2% higher than the ordinary expenditure for the fiscal year ended March 31, 2020. The net increase of $166.7 million was due in large part to increased expenditures in Health, Protection Services, Education and Training, Social Development and Central Government. These increases were partially offset by decreased expenditures in other areas, including Labour and Employment and Economic Development. The total budget for ordinary account expenditures for the year ending March 31, 2022 is $9,670.0 million.

Ordinary Account Expenditure

Year Ending March 31,

	2018	2019	2020	2021	Budget Estimates 2022
		(In millions of dollars)			
Central Government	1,059.6	1,099.9	1,097.1	1,121.1	1,310.1
Economic Development	183.9	170.7	157.8	133.9	180.0
Education and Training	1,792.1	1,873.0	1,944.8	1,953.8	2,010.3
Labour and Employment	134.3	144.3	175.6	136.8	180.8
Social Development	1,195.0	1,228.2	1,290.8	1,299.0	1,370.9
Health	2,754.5	2,829.7	2,940.7	3,072.3	3,153.9
Protection Services	263.9	333.4	309.4	339.0	315.4
Resources	151.0	154.9	141.2	157.3	163.1
Service of the Public Debt	666.6	648.3	642.6	646.7	655.0
Transportation and Infrastructure	314.0	338.1	330.5	337.3	330.5
	8,514.9	8,820.5	9,030.5	9,197.2	9,670.0

Economic Development

Budgeted Economic Development expenditure of $180.0 million represents 1.9% of the total budgeted expenditure for the fiscal year ending March 31, 2022 and is made up of the Department of Tourism, Heritage and Culture ($61.8 million), Opportunities New Brunswick ($53.0 million), and the Regional Development Corporation ($65.2 million).

Education and Training

The Province budgeted $2,010.3 million (20.8% of total budgeted expenditure) for the fiscal year ending March 31, 2022 for Education and Training expenditures. This is made up of estimated operating expenditures of elementary and secondary schools totaling $1,410.9 million, budgeted operating grants to universities estimated at $287.1 million, estimated grants to the New Brunswick Community Colleges of $102.2 million and other post-secondary budgeted expenses of $99.2 million, and General Government expenditures estimated at $110.9 million.

Labour and Employment

The Labour and Employment expenditure budget of $180.8 million represents 1.9% of the total budgeted expenditures for the fiscal year ending March 31, 2022. This is made up of estimated operating expenditures related to labour and employment of the Department of Post-Secondary Education, Training and Labour.

Social Development

The total budgeted expenditures in this area for the March 31, 2022 fiscal year are $1,370.9 million (14.2% of total budgeted expenditures). This is made up of programs with the Department of Social Development ($1,366.6 million) and a portion of General Government ($4.3 million). Programs included in the Department of Social Development are: an income security program, a child welfare and youth services program, funding for individuals in Nursing Homes and Special Care Homes and assistance for individuals and families in the acquisition and/or retention of suitable accommodations.

Health

The total budgeted expenditures in this area for the March 31, 2022 fiscal year are $3,153.9 million, 32.6% of total budgeted expenditure. The Province pays operating expenditures of approved public hospitals to cover the cost of supplying hospital services. The Province also operates a comprehensive medical services payment plan (Medicare), which covers the costs of eligible medical services incurred by registered residents. For the fiscal year ending March 31, 2022, expenditure on health services is estimated at $3,070.9 million for the Department of Health and $83.0 million for a portion of General Government.

Protection Services

The Protection Services budgeted expenditure of $315.4 million represents 3.2% of total expenditure budgeted for the fiscal year ending March 31, 2022 and is made up of the Department of Justice and Public Safety ($310.1 million) and a portion of General Government ($5.3 million).

Resources

Budgeted expenditure for Resources is $163.1 million and represents 1.7% of the total budgeted expenditure for the fiscal year ending March 31, 2022 and is made up of the Department of Agriculture, Aquaculture and Fisheries ($45.5 million), a portion of the Department of Environment and Local Government ($13.0 million), the Department of Natural Resources and Energy Development ($101.3 million) and a portion of General Government ($3.3 million).

Transportation and Infrastructure

The Transportation and Infrastructure services budgeted expenditures of $330.5 million represents 3.4% of the total budgeted expenditure for the fiscal year ending March 31, 2022. The Province budgeted $330.2 million for the planning, design and maintenance of highways and public buildings, and the operation of ferry services and $0.3 million for a portion of General Government.

Central Government

The Central Government expenditure of $1,310.1 million estimated for the fiscal year ending March 31, 2022 represents 13.5% of total budgeted expenditure and is made up of expenditures of the Department of Finance and Treasury Board ($29.5 million), a portion of the Department of Environment and Local Government ($140.8 million), General Government ($724.1 million), other central agencies ($47.2 million), and Consolidated Entities ($368.5 million).

Service of the Public Debt

For the fiscal year ending March 31, 2022 the estimate of $655.0 million for servicing the debt of the Province including interest, foreign exchange, amortization, and other debt management expenditures represents 6.8% of the total budgeted expenditure.

Net Capital Expenditures

The following table shows the gross capital expenditure for the four fiscal years ended March 31, 2021 and the Budget Estimates for the fiscal year ending March 31, 2022. The table also shows the total amount of recoveries through cost-sharing agreements with the federal government.

Net Capital Expenditure

	2018	2019	2020	2021	Estimate 2022
			(In thousands of dollars)		
EXPENDITURES					
Bridges	57,144	56,221	40,941	23,412	46,820
Economic and Regional Development	69,407	63,352	47,800	38,485	41,250
Highways	318,801	333,918	225,605	276,004	260,910
Hospitals	81,803	107,125	91,347	90,915	128,200
Maritime Provinces Higher Education					
Commission – Capital Grants	2,000	2,000	2,000	1,999	2,286
Other Public Buildings	51,665	81,284	56,531	42,553	75,148
Permanent Parks	9,805	9,659	9,452	9,561	10,700
Schools	86,090	79,223	57,836	53,164	72,660
Vehicles	16,131	16,530	14,578	16,246	18,000
Other	2,624	3,108	2,536	2,474	17,440
	695,470	752,420	548,626	554,813	673,414
RECOVERIES					
Recoveries from Canada - Highways	23,903	25,340	16,846	20,000	49,286
Other Recoveries	8,370	9,417	6,445	12,638	3,650
	32,273	34,757	23,291	32,638	52,936
Net Capital Expenditures	663,197	717,663	525,335	522,175	620,478

Special Operating Agencies

Revenue may be generated by the Special Operating Agencies or from transfers from other budgetary accounts. Expenditures are incurred by the agencies in delivering the programs they offer and may be of a capital or operating nature. For the fiscal year ending March 31, 2022, gross revenue is estimated at $261.6 million from the various agencies and expenditures are estimated at $268.3 million.

Loans and Advances

The Province has followed a policy of promoting economic development through the provision of financial assistance to industry. Such assistance has been channeled principally through Opportunities New Brunswick, the Regional Development Corporation, the Department of Social Development, the Department of Agriculture, Aquaculture and Fisheries, and Post-Secondary Education, Training and Labour and may take the form of repayable loans, guarantees of bank loans and bond issues and equity investments. Funds required for repayable loans and advances are appropriated annually by the Legislative Assembly and are included in the Province's annual borrowing requirements. Allowances for amounts for which collection is doubtful are reviewed annually and the net balances of loans and advances less allowances are reflected in the Province's accounts.

Economic Development

      The Minister responsible for Opportunities New Brunswick is responsible for assistance provided under the *Opportunities New Brunswick Act:*

> *The Opportunities New Brunswick Act* authorizes the Minister to provide financial assistance to aid and encourage the establishment or development of industry on such terms and conditions as are specified by the Lieutenant-Governor in Council. At March 31, 2021, loans and guarantees under the *Opportunities New Brunswick Act* amounted to approximately $213.3 million. The allowance for doubtful accounts on these loans and guarantees amounted to $117.9 million.

      The Minister responsible for Regional Development Corporation is responsible for assistance provided under the *Regional Development Corporation Act:*

> The Regional Development Corporation administers and manages agreements between the Province and the Government of Canada as assigned by the Lieutenant-Governor in Council. They provide assistance to the establishment and development of enterprises and institutions, the development of tourism and recreation facilities and assist municipalities and rural communities in planning and developing works or projects of benefit to the general public. At March 31, 2021, the total of loans outstanding was $22.0 million. The allowance for doubtful accounts on these loans totaled $4.3 million.

Agriculture, Aquaculture, and Fisheries

      The Minister of Agriculture, Aquiculture and Fisheries is responsible for assistance provided under the *Agricultural Development Act* and the *Fisheries and Aquaculture Development Act*:

> *The Agricultural Development Act* provides aid to farmers and farm-related businesses by way of loans, grants and loan guarantees to increase income and employment in rural areas of the Province. At March 31, 2021, loans and guarantees outstanding were $11.1 million. The allowance for doubtful accounts totaled $6.8 million.

> *The Fisheries and Aquaculture Development Act* provides financial assistance mainly by way of direct loans to fishermen to purchase and operate fishing vessels and equipment. At March 31, 2021, loans and guarantees outstanding amounted to $10.7 million. The allowance for doubtful accounts totaled $8.0 million.

Social Development

      The Department of Social Development carries out the provincial government's housing policies. Loans are issued pursuant to the *New Brunswick Housing Act*. At March 31, 2021, loans under the *New Brunswick Housing Act* totaled $45.8 million. The allowance for doubtful accounts on these loans totaled $11.3 million. In accordance with Canadian public sector accounting standards, loans that will be repaid through future provincial appropriations are expensed at the time of issue.

Post-Secondary Education, Training and Labour

      The Department of Post-Secondary Education, Training and Labour administers the Student Loan Program which provides financial assistance to New Brunswick residents attending post-secondary institutions. At March 31, 2021, the total of student loans outstanding was $571.3 million. The allowance for doubtful accounts on these loans totaled $151.4 million.

FINANCING

Financing Requirements

The Borrowing program completed for the fiscal year ended March 31, 2021 was $1,550.0 million and for the fiscal year ending March 31, 2022 is estimated at $1,087.0 million. These amounts include borrowing on behalf of NB Power in the amount of $300 million for the fiscal year ending March 31, 2022 and $300 million for the fiscal year ended March 31, 2021.

Non-Public Borrowing

The Province borrows from one non-public source, the Canada Pension Plan ("CPP").

The CPP is a compulsory national pension plan in which all provinces other than Quebec participate. Prior to 1998 funds were invested in non-marketable securities issued by participating provinces, provincially guaranteed Crown corporations and the federal government at a rate based on the federal government's long-term public market borrowing costs. Changes to CPP legislation in 1998 allowed for new funds flowing into the CPP to be invested in domestic and foreign equities and for provincial bonds previously issued to the CPP to be rolled over upon maturity on a one-time basis at a cost equal to the respective province's market rate. At March 31, 2021, New Brunswick had outstanding borrowings from the CPP of $734.4 million.

Previously, the Province also borrowed from the New Brunswick Immigrant Investor Fund (NBIIF) which was established as a Crown corporation under the Department of Business New Brunswick to manage NB's share of funds from a federal immigrant program. The federal government program was established to attract immigrants to Canada. Under this program potential immigrants may make a financial investment of $800,000 as part of a requirement for attaining Canadian citizenship. The proceeds are divided and distributed among the participating provinces. A federal government condition of the program is that investors receive their principal back after five years. To ensure that this occurred, the NBIIF invested a portion of the money received from investors (collected by the federal government) in five-year zero-coupon government bonds. The Province of New Brunswick issued bonds directly to the NBIIF to the exact maturity date required. The first bonds were issued in February of 2011. The NBIIF bonds began maturing in September 2015. At March 31, 2021, New Brunswick had no outstanding borrowings from NBIIF.

Public Borrowing

At March 31, 2021, the Province had outstanding long-term borrowings for provincial purposes from non-CPP and NBIIF sources totaling $17,579.8 million through the issue and sale of debentures and notes, such securities being denominated in Canadian dollars, Swiss Franc, Euro and U.S. dollars. Not included in this amount is $4,700.8 million borrowed on behalf of NB Power.

Trend and Distribution of Borrowing

The trend and distribution of the amounts and sources of the Province's annual debt financing over the past five fiscal years is shown below.

Funded Debt

			Year Ended March 31,		
	2017	**2018**	**2019**	**2020**	**2021**
			(In millions of dollars)		
Canada Pension Plan Liabilities	834.3	834.3	834.3	787.4	734.4
New Brunswick Immigrant Investor Fund (2009) Ltd.	104	74.2	17.2	1	0
Provincial Purpose Public Debt	15,631.3	16,325.0	17,152.4	17,613.7	17,579.8
Advances to NB Power	4,422.7	4,412.3	4,624.0	4,794.7	4,700.8
Total	20,992.3	21,645.8	22,627.9	23,196.8	23,015.0

Growth of Funded Debt for Provincial Purposes

The following tables illustrate the rate of change of the Province's outstanding provincial purpose funded debt and certain ratios relating that growth to economic indicators. The following tables do not include $300 million borrowed during fiscal 2017, $420 million borrowed during fiscal 2018, $610 million borrowed during fiscal 2019, $600 million borrowed during fiscal 2020 and $300 million borrowed during fiscal 2021 on behalf of NB Power.

The Province is required by legislation to pay annually into a sinking fund the Canadian currency equivalent of not less than 1% of all provincial purpose funded debt. Sinking fund installments are invested in approved securities including direct and guaranteed obligations of the Province. Interest earned on such investments is added to the sinking fund and is reinvested in approved securities. At March 31, 2021 the value of the sinking fund applicable to debt issued for provincial purposes amounted to $5,501.9 million. For the fiscal year ended March 31, 2021, earnings on investments held for the repayment of provincial purpose debt amounted to $203.1 million.

Outstanding Net Provincial Purpose Funded Debt[1]
(In millions of dollars unless otherwise indicated)

At March 31,	Canadian Dollars	US Dollars	Swiss Francs	Euro	Total[2]	Value of Sinking Funds	Net Provincial Purpose Funded Debt	Change over Previous Year (%)
2017	15,009.9	900.0	600		16,569.6	4,212.7	12,356.9	7.1
2018	15,039.7	1,400.0	600.0		17,233.5	4,418.5	12,815.0	3.7
2019	15,482.5	1,150.0	700.0	105.0	18.003.9	4,776.4	13,227.5	3.2
2020	15,580.2	1,150.0	925.0	105.0	18,402.2	5,157.3	13,244.9	0.1
2021	15,541.1	1,100.0	925.0	105.0	18,314.1	5,501.9	12,812.2	-3.3

Comparative Debt Statistics

	2017	2018	2019	2020	2021
	Year ended March 31,				
	(In millions of dollars unless otherwise indicated)				
Gross domestic product at market prices [3]	35,825	37,158	38,033	37,555	39,996
Primary household income [3]	23,939	24,578	25,217	24,984	26,208
Total revenue	8,902.2	9,339.0	9,697.1	9,891.9	10,318.2
Net Funded Debt [1][2]	12,356.9	12,815.0	13,227.5	13,244.8	12,812.3
As % of Gross Domestic Product	34.5%	34.5%	34.8%	35.3%	32.0%
As % of Household Income (restated)	51.6%	52.1%	52.5%	53.0%	48.9%
As % of Ordinary Revenue	138.8%	137.2%	136.4%	133.9%	124.2%

[1] Debt securities are reported in the currency in which they were originally issued. Some issues have been hedged into Canadian dollars.

[2] Debt securities payable in foreign currencies are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange or, where hedges are in place, at the rates of exchange established by such hedges.

[3] 2021 value based on NB Department of Finance and Treasury Board forecast

Provincial Purpose Funded Debt Maturity Schedule
For Securities Outstanding at March 31, 2021
(In millions of dollars[1])

Year ended 31-Mar	CAD$	USD	CHF	EUR	Total in CAD$[2]
2022	661.4				661.4
2023	873.2	600			1,605.0
2024	1,121.2				1,121.2
2025	867.1				867.1
2026	1,019.2				1,019.2
2022-2026	4,542.0	600.0			5,273.8
2027-2031	2,780.0	500.0	300.0		3,815.1
2032-2036	890.3		500.0		1,571.9
2037-2041	1,857.0		125.0		2,024.0
2042-2046	3,275.1				3,275.1
2047+	1,790.0				1,947.5
				105.0	
Total Funded Debt	15,134.41	1,100.00	925.00	105.00	17,907.4
CMHC Debentures	30.6	0			30.6
Nursing Home Mortgages	376.1	0			376.1
Total	15,541.11	1,100.00	925.00	105.00	18,314.11

[1] Debt securities are shown in currency in which they were issued.
[2] Debt securities payable in foreign currencies are expressed as the Canadian dollar equivalent as some of that debt may have been swapped.

From April 1, 2021 to date the Province has borrowed $786.5 million including $300 million on behalf of New Brunswick Power.

Unfunded Debt

The Province follows an accrual accounting system, as such, expenditures are allocated to the year in which they were incurred regardless of the date of payment resulting in the establishment of accounts payable and accrued liabilities. Such unfunded debt is not secured by debt instruments.

At March 31, 2021, the Province's unfunded debt was as follows:

	At March 31, 2021 (In millions of dollars)
Bank Advances and Short Term Borrowing	1,001.3
Trust Deposits	225.8
Accounts Payable and Accrued Expenditures	3,074.0
Deferred Revenue	659.2
Total Unfunded Debt	4,960.3

This unfunded debt is partially offset by assets of the Province in the amount of $4,984.9 million, represented by $3,029.3 million of cash and short term investments, $423.3 million of receivables and advances, $1,289.4 million of taxes receivable, $102.2 million of inventories, and $140.7 million of prepaid and deferred charges.

Contingent Liabilities

The following table summarizes outstanding contingent liabilities at March 31, 2021 with comparable numbers as at March 31, 2020:

	2020	**2021**
Bank Loans		
Under Various Acts	18.2	17.8
Less: Provision for Possible Losses	12	10
Total Contingent Liabilities	6.2	7.8

Due to the adoption of the definition of the Reporting Entity recommended by PSAB of the CPA Canada Handbook, guarantees associated with the debt of the New Brunswick Municipal Finance Corporation are not included in the previous table. These guarantees are as follows:

	At December 31, (In millions of dollars)	
	2019	**2020**
Bonds, Debentures and Notes		
New Brunswick Municipal Finance Corporation	934.2	938.9
Accrued Interest	2.7	2.5
Total	936.9	941.4

CONSOLIDATION OF NEW BRUNSWICK PUBLIC SECTOR DEBT

Other than the Province, NB Power and the New Brunswick Municipal Finance Corporation, municipalities are the only public sector entities with outstanding debt. Municipalities, with the exception of the City of Saint John, are required to obtain approval from the provincial government before borrowing money for capital expenditures.

Consolidated Funded Debt of the New Brunswick Public Sector
(In millions of dollars)

Province of New Brunswick		
	Funded Debt	18,314.20
	Less: Sinking Funds	5,501.90
		12,812.30
Municipalities		
	Funded Debt	938.9
Total Public Sector Debt		13,751.20

Information in the foregoing table relative to the Province is at March 31, 2021, and information relative to municipalities is the amount outstanding at December 31, 2020. Excluded is $4,290.9 million (net of sinking funds of $409.9 million) borrowed by the Province on behalf of NB Power. This debt is paid out of the operating revenues of NB Power rather than out of provincial revenues.

VESTCOR CORPORATION

Formed in July 2016, Vestcor Corp., which owns Vestcor Inc., is an independent private not-for-profit holding company under the Vestcor Act of the New Brunswick Legislature. The organization is jointly owned by the New Brunswick Public Service Pension Plan and the New Brunswick Teacher's Pension Plan.

On October 1, 2016, under the Vestcor Act, the N.B. Investment Management Corporation was continued as Vestcor Investment Management Corporation, while the operations of the Pension and Employee Benefits Division of the Province of New Brunswick's Department of Human Resources were transferred to Vestcor Pension Services Corporation. As of January 1, 2018, these two subsidiaries were integrated and form Vestcor Inc.

INFORMATION RELATING TO PUBLIC SECTOR PENSION LIABILITIES

CROSS REFERENCE SHEET

Information Relating to Public Sector Pension Liabilities	Exhibit 99.7 - 2021 Volume 1 Consolidated Financial Statements
PROVINCE OF NEW BRUNSWICK Retirement Benefits	Page 39 Exhibit 99.7
Defined Benefit Pension Plans	Page 50-51 Exhibit 99.7
Defined Contribution Pension Plans	Page 51 Exhibit 99.7
Target Benefit Pension Plans	Page 51-52 Exhibit 99.7
Retirement Allowance Plan	Page 52 Exhibit 99.7
Retirement Benefit Liability and Expense (millions)	Page 52-56 Exhibit 99.7

NEW BRUNSWICK POWER CORPORATION

CROSS REFERENCE SHEET

Information Relating to NBP Form 18k	Exhibit 99.8 – NB Power Annual Report
About NB Power	Page 1-4 Exhibit 99.8
Notes to Financial Statements, note 1 Description of Business	Page 63 Exhibit 99.8
Management's Discussion and Analysis (includes Financial and operating performance factors, Financial performance, Financial results, Regulatory balances, Capital resources, Capital management, Critical accounting policy changes, Significant accounting estimates Risk management.)	Page 26-51 Exhibit 99.8
Consolidated Financial Statements	Page 52-116 Exhibit 99.8
Statistical Overview (includes Statements of Generation, Sales, Revenue, In Province Generation, Operating Statistics, Earnings Summary, Financial Position Summary, Cash Flow Summary, Finance Costs and Investment Income, Financial Ratios, Other Statistics, Capital Management.)	Page 117-122 Exhibit 99.8

FUNDED DEBT OUTSTANDING AS AT 31ˢᵗ MARCH 2021

CROSS REFERENCE SHEET

Information Relating to New Brunswick Funded Debt	Exhibit 99.13– Province of New Brunswick, Canada Excerpt of Volume 2 Supplementary Information Public Accounts for the fiscal year ended 31 March 2021
Funded Debt Outstanding as at 31ˢᵗ March 2021	Pages 35-40 Exhibit 99.12 (unaudited)

FOREIGN EXCHANGE

Canada maintains a floating exchange rate for the Canadian dollar to permit the rate to be determined by fundamental market forces without intervention except as required to maintain orderly conditions.

Annual average exchange rates for the U.S. dollar, Euro and Swiss franc in Canada, expressed in Canadian dollars, are shown in the table below for 2016 through 2020.

Annual Average Exchange Rates	**2016**	**2017**	**2018**	**2019**	**2020**
U.S. Dollar	1.3248	1.2986	1.2957	1.3269	1.3415
Swiss Franc	1.3450	1.3189	1.3246	1.3352	1.4294
Euro	1.4660	1.4650	1.5302	1.4856	1.5298

Source: Bank of Canada

SOURCES OF INFORMATION

Information included herein which is designated as being taken from a publication of the Province or Canada, or any agency or instrumentality of either, is included herein upon the authority of such publication as an official public document.

All financial information of the Province contained herein was obtained from the annual Budget and Main Estimates, any financial reviews pertaining thereto and the Public Accounts, or was prepared by representatives of the Province of New Brunswick in their official capacities. The information set forth under "Province of New Brunswick", and other than as described in the preceding paragraph, was prepared by representatives of the Province of New Brunswick in their official capacities.